UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant To Rule 13a-16 Or 15d-16 Under The Securities Exchange Act Of 1934

For the month of: October 2007

Commission File Number 001-133354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6
(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By		/s/ Tom E. Flynn
	Name:	Tom E. Flynn
	Title:	Executive Vice-President Finance and Treasurer

By		/s/ Cally Hunt
	Name:	Cally Hunt
	Title:	Vice-President and Chief Accountant

Date: October 12, 2007

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles as at and for the nine month periods ended July 31, 2006 and July 31, 2007.